SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 44)*

                     KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  49342210900
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 16, 1996
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  49342210900

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,735,233
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         3,735,233

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,735,233

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  49342210900
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,025,733
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         4,025,733

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           -0-

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN


                                AMENDMENT NO. 44
                                TO SCHEDULE 13D

     This amended and restated statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Item 3, which is merely amended (collectively, this "Statement").

Item 1.   Security and Issuer

     This Statement relates to the common stock, $1.00 par value per share (the "Shares"), of Keystone Consolidated Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at
Three Lincoln Centre, 5430 LBJ Freeway, Suite 1740, Dallas, Texas   75240.

Item 2.   Identity and Background

     (a) This Statement is filed by Contran Corporation, a Delaware corporation ("Contran"), and, by virtue of the positions reported below, Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     On September 27, 1996, the Company acquired by merger (the "Merger") DeSoto, Inc., a Delaware corporation ("DeSoto"). Pursuant to the Merger, the Company will issue an estimated 3,499,982 Shares (the "Estimated Additional Outstanding Merger Shares") to the holders of DeSoto common stock, par value $1.00 per share (the "DeSoto Common Stock") immediately prior to the effectiveness of the Merger. The ownership percentages for all persons or entities discussed in this Statement are based on 9,186,406 Shares outstanding (the "Outstanding Shares"), which number is the sum of 5,686,424 Shares outstanding on August 21, 1996 as reported in the Company's Registration Statement on Form S-4 (Registration No. 333-9117, effective August 23, 1996)(the "Registration Statement") plus the Estimated Additional Outstanding Merger Shares. The Estimated Additional Outstanding Merger Shares are based on the 4,688,523 shares of DeSoto Common Stock outstanding on August 22, 1996 as reported in the Registration Statement multiplied by the exchange ratio in the Merger of 0.7465 of a Share for each share of DeSoto Common Stock. Since the Estimated Additional Outstanding Merger Shares does not consider, among other things, the cash that will be issued to former holders of DeSoto Common Stock in lieu of fractional Shares, the Estimated Additional Outstanding Merger Shares overstates the actual number of Shares that will be issued in the Merger attributable solely to former holdings of DeSoto Common Stock.

     Contran and NL Industries, Inc. ("NL") are the direct holders of approximately 35.9% and 3.5%, respectively of the Outstanding Shares. Valhi, Inc. ("Valhi") and Tremont Corporation ("Tremont") are the direct holders of approximately 55.2% and 17.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), Contran, NL and Valmont Insurance Company ("Valmont") are the direct holders of approximately 35.2%, 4.7%, 1.1%, 0.5% and 0.4%, respectively, of the outstanding common stock of Tremont. Together, VGI, National and Contran may be deemed to control Tremont. Valhi is the holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. VGI, National and Contran are the direct holders of approximately 75.1%, 10.1%, and 6.0%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Mr. Harold C. Simmons is Chairman of the Board, President and Chief Executive Officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also Chairman of the Board and Chief Executive Officer of Dixie Rice and Southwest. Additionally, Mr. Simmons is Chairman of the Board of NL and is a Director of Tremont.

     Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such Shares.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 1.3% of the Outstanding Shares, 0.2% of the outstanding shares of Valhi common stock and 2.1% of the outstanding shares of Tremont common stock. Contran contributed to the CDCT No. 2 the 115,550 Shares held by the CDCT No. 2 on October 15, 1995.

     Contran established the CDCT No. 2 pursuant to an agreement (the "Trust Agreement"), dated as of October 1, 1995, between Contran and NationsBank of
Texas, N.A., a national banking association ("NationsBank").   NationsBank
serves as the trustee of the CDCT No. 2 (the "Trustee"). The CDCT No. 2 was established in connection with the Amended Deferred Compensation Agreement, dated as of October 1, 1995, between Contran and Harold C. Simmons.

     Pursuant to the Trust Agreement, Contran retains the right to vote the Shares held by the CDCT No. 2. Except to fund withholding obligations with respect to payments to Mr. Simmons, the Trustee may not sell the Shares without Contran's consent. Contran retains the right at anytime, in its sole discretion, to substitute assets of equal fair market value for any Shares held by the CDCT No. 2.

     Contran exercised its authority under the Trust Agreement to direct the Trustee not to reinvest proceeds from assets of the CDCT No. 2, including dividends on Shares, in securities of Contran or subsidiaries of Contran, including Shares. The foregoing summary of the Trust Agreement is qualified in its entirety by reference to Exhibit 2 to this Statement, which is incorporated herein by this reference.

     As a result of the relationship between Contran and the CDCT No. 2, Contran
(i) retains sole power to vote the Shares that Contran will contribute to the CDCT No. 2, (ii) shares dispositive power with the Trustee over such Shares and
(iii) may be deemed the indirect beneficial owner of such Shares.

     The Harold Simmons Foundation, Inc. (the "Foundation") directly holds approximately 2.7% of the Outstanding Shares. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the Chairman of the Board and Chief Executive Officer of the Foundation and may be deemed to control the Foundation. Mr. Simmons, however, disclaims beneficial ownership of any Shares held by the Foundation.

     The Combined Master Retirement Trust (the "CMRT") directly holds less than 1.0% of the Outstanding Shares and less than 1.0% of the outstanding shares of Tremont and Valhi common stock, respectively. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is sole trustee of the CMRT and sole member of the Trust Investment Committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of the Shares held by the CMRT, except to the extent of his vested beneficial interest therein.

     Harold C. Simmons' spouse is the direct beneficial owner of 10,500 Shares, or approximately 0.1% of the Outstanding Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

     By virtue of the holding of such offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons and the Trusts disclaim such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     The Reporting Persons understand that Valmont and NL beneficially owned 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock as of the date of this report. The Reporting Persons further understand that the shares of Valhi common stock owned by Valmont and NL are treated as treasury stock by Valhi for voting purposes and for the purposes of this Statement.

     Certain information concerning the directors and executive officers of Contran, including offices held by Mr. Simmons is set forth on Schedule A attached hereto and incorporated herein by reference.

     (b)  The principal executive offices of Contran are located at Three
Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240-2697.

     (c) Contran is a diversified holding company engaged through its subsidiaries in the production of, among other things, chemicals, titanium metals, refined sugar, building products, fast food, hardware products and steel rod, wire and wire products and in land management, agriculture and oil and gas activities.

     (d) Neither of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) Contran is Delaware corporation. Harold C. Simmons and all persons named on Schedule A to this Statement are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

     The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $1,336,622.50 (including commissions). Such funds were or will be provided by Contran's cash on hand and no funds were borrowed for such purpose.

     The Reporting Persons understand that the funds required by each person named in Schedule A to this Statement to acquire Shares were from such person's personal funds.

Item 4.   Purpose of Transaction

     Contran purchased the additional Shares reported in Item 5(c) of this Statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     Harold C. Simmons, through Contran, may be deemed to control the Company. The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule A to this Statement and Mr. Simmons' spouse were made for the purpose of such person's personal investment.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) As a result of the purchases described under Item 5(c), Contran is the direct beneficial owner of 3,293,633 Shares, or approximately 35.9% of the Outstanding Shares. In addition, NL, and the CDCT No. 2 are the direct beneficial owners of 326,050, and 115,550 of the Outstanding Shares, respectively. By virtue of the relationships described under Item 2 of this Statement, Contran may be deemed to be the beneficial owner of 3,735,233 Shares, or approximately 40.7% of the Outstanding Shares.

     Harold C. Simmons does not directly own any of the Outstanding Shares. Contran, NL, the Foundation the CDCT No. 2, the CMRT and Mr. Simmons' spouse, however, are the direct beneficial owners of 3,293,633, 326,050, 250,000, 115,550, 30,000 and 10,500 of the Outstanding Shares. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by Contran, NL, the Foundation, the CDCT No. 2, the CMRT and Mr. Simmons' spouse. Mr. Simmons disclaims all such beneficial ownership.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by persons named in Schedule A to this Statement, that the following persons may be deemed to personally beneficially own Shares, as indicated below.

                                NUMBER OF SHARES
          NAME                 BENEFICIALLY OWNED
-------------------------      -------------------

Eugene K. Anderson                      200
Glenn R. Simmons                     63,600 (1)
Harold C. Simmons                    10,500 (2)
Robert W. Singer                     28,770 (3)
Steven L. Watson                        250

[FN]
-----------
(1) Includes 22,500 Shares issuable upon the exercise of stock options within 60 days of the date of this Statement.

(2) Shares held by such person's spouse of which such person expressly disclaims beneficial ownership.

(3)  Includes 6,000 Shares issuable upon the
     exercise of stock options within 60 days of the date of this Statement.

     (b) Contran has the direct power to vote and direct the disposition of the 3,273,633 Shares directly held by it and the indirect power to vote and direct the disposition of the 326,050 Shares directly held by NL and the 115,550 Shares directly held by the CDCT No. 2. By virtue of the relationships described in
Item 2, Harold C. Simmons may be deemed to have the power to vote and direct the disposition of the Shares directly held by Contran, NL, the Foundation, the CDCT No. 2 and the CMRT.

     (c) The table below sets forth additional purchases of the Shares by the Reporting Persons during the 60 days prior to September 16, 1996 and subsequently to the date of the filing of this Statement. All of such purchases were effected by Contran on the New York Stock Exchange.

                                             Approximate
                                                Price
                                            Per Share ($)
                          Amount of         (exclusive of
       Date                 Shares          commissions)
-------------------  -------------------  ----------------
     07/18/96               2,500              $9.875
     07/22/96                 600              $9.875
     07/23/96               1,000              $9.875
     07/24/96                 800              $9.875
     08/02/96               4,200              $9.750
     08/06/96                 800              $9.750
     08/22/96               4,800              $9.625
     08/26/96               7,400              $9.625
     08/27/96               2,500              $9.625
     08/29/96                 100              $9.625
     09/10/96               3,600              $9.500
     09/11/96               3,000              $9.500
     09/12/96               1,300              $9.500
     09/13/96              25,100              $9.500
     09/16/96              14,100              $9.500
     09/19/96              15,000              $9.375
     09/20/96               5,000              $9.375
     09/23/96              12,700              $9.250
     09/24/96               7,300              $9.250
     09/24/96              10,000              $9.125
     09/25/96              10,000              $9.000
     09/27/96              10,000              $8.875

     (d) Each of Contran, NL, the Foundation, the CDCT No. 2 and the CMRT has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares directly held by such entity.

     (e) As a result of the Merger on September 27, 1996 and the issuance of the Estimated Additional Outstanding Merger Shares, the ownership percentages of following entities dropped below 5%, and, consequently, such entities ceased being reporting persons under this Statement: NL, Tremont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, the CMRT and the Foundation.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Contran is a party to a $20 million credit facility dated as of October 31, 1991, as amended and supplemented through March 27, 1996 with Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (the "Paribas/Societe Facility"). Borrowings under the Paribas/Societe Facility bear interest at the rate announced publicly from time to time by each bank as its base rate or at a rate of 1.5% over LIBOR, are due October 29, 1996 or such extended maturity date as may be mutually agreed to, and are secured by certain Shares. On September 30, 1996, approximately $9 million had been borrowed under the Paribas/Societe Facility. The foregoing summary of the Paribas/Societe Facility is qualified in its entirety by reference to Exhibit 1 to this Statement, which is incorporated herein by this reference.

     Other than set forth above, neither of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1. Credit Facility dated as of October 31, 1991, as amended and supplemented December 17, 1991, October 31, 1992, October 31, 1993, September 30, 1994, October 31, 1994, October 30, 1995 and
               March 27, 1996 among Contran, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (the foregoing documents that are dated October 31, 1991, December 17, 1991, October 31, 1992, are incorporated by reference to Exhibit 1 to Amendment No. 39 to this Statement; the balance of the foregoing documents dated October 31, 1993, September 30, 1994, October 31, 1994, October 30, 1995 and March 27, 1996 are filed herewith as Exhibit 1).

Exhibit 2. Contran Deferred Compensation Trust No. 2, dated as of October 1, 1995, between Contran Corporation and NationsBank of Texas, N.A. (incorporated by reference to Exhibit 1 to Amendment No. 43 to this Statement).




                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 4, 1996




                                By: /s/ Harold C. Simmons
                                    ----------------------------
                                    Harold C. Simmons


                                   Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 4, 1996


                                CONTRAN CORPORATION




                                By: /s/ Steven L. Watson
                                    ----------------------------
                                    Steven L. Watson
                                    Vice President


                                   Exhibit A


     The names of the directors and executive officers of Contran and their present principal occupations are set forth below.


          Name                 Present Principal Occupation
-------------------------  -------------------------------------

Eugene K. Anderson         Vice President of Contran, Dixie
                           Holding, National, NOA, Valhi and
                           VGI; and Treasurer of the Foundation.

J. Mark Hollingsworth      General Counsel of Contran, Dixie
                           Holding, National, NOA, Southwest,
                           VGI, Valhi and the Foundation.

William J. Lindquist       Vice President and Tax Director of
                           Contran, Dixie Rice, Dixie Holding,
                           National, NOA, Southwest, VGI and
                           Valhi.

J. Thomas Montgomery, Jr.  Vice President and Controller of
                           Contran, Dixie Holding, National,
                           NOA, Southwest, VGI and Valhi; Vice
                           President of Dixie Rice.

Glenn R. Simmons           Vice Chairman of the Board and
                           Director of Contran, Dixie Holding,
                           National, NOA, VGI and Valhi;
                           Director of NL and Tremont; Executive
                           Vice President and Director of Dixie
                           Rice and Southwest; Chairman of the
                           Board, Chief Executive Officer and
                           Director of the Company.

Harold C. Simmons          Chairman of the Board, President,
                           Chief Executive Officer and Director
                           of Contran, Dixie Holding, National,
                           NOA, VGI and Valhi; Chairman of the
                           Board and Director of NL; Director of
                           Tremont; Chairman of the Board, Chief
                           Executive Officer and Director of
                           Dixie Rice, Southwest and the
                           Foundation.

Robert W. Singer           Vice President of Contran and Valhi;
                            President and Chief Operating
                           Officer of The Company.

William C. Timm            Vice President-Finance and Treasurer
                           of Contran, Dixie Holding, National,
                           NOA, VGI and Valhi; Vice President-
                           Finance and Director of Dixie Rice;
                           Vice President-Finance of Southwest.

Steven L. Watson           Vice President and Secretary of
                           Contran, Dixie Rice, Dixie Holding,
                           National, NOA, Southwest, VGI and
                           Valhi; Vice President, Secretary and
                           Director of the Foundation.


                                 EXHIBIT INDEX


Exhibit 1. Credit Facility dated as of October 31, 1991, as amended and supplemented December 17, 1991, October 31, 1992, October 31, 1993, September 30, 1994, October 31, 1994, October 30, 1995 and
               March 27, 1996 among Contran, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (the foregoing documents that are dated October 31, 1991, December 17, 1991, October 31, 1992, are incorporated by reference to Exhibit 1 to Amendment No. 39 to this Statement; the balance of the foregoing documents dated October 31, 1993, September 30, 1994, October 31, 1994, October 30, 1995 and March 27, 1996 are filed herewith as Exhibit 1).

Exhibit 2. Contran Deferred Compensation Trust No. 2, dated as of October 1, 1995, between Contran Corporation and NationsBank of Texas, N.A. (incorporated by reference to Exhibit 1 to Amendment No. 44 to this statement).